Exhibit 99.1

Founder Group Limited Announces Pricing of Initial Public Offering

SELANGOR, MALAYSIA, October 22, 2024 (GlobeNewswire) – Founder Group Limited (“FGL” or the “Company”), a pure-play, end-to-end engineering, procurement, construction and commissioning (EPCC) solutions provider for solar PV facilities in Malaysia, today announced the pricing of its initial public offering (the “Offering”) of an aggregate 1,218,750 ordinary shares at a public offering price of $4.00 per share for total gross proceeds of $4.875 million, before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 182,813 ordinary shares at the initial public offering price, less underwriting discounts.

The ordinary shares are scheduled to begin trading on the Nasdaq Capital Market on October 23, 2024, under the ticker symbol “FGL”. The Offering is expected to close on or about October 24, 2024, subject to customary closing conditions.

US Tiger Securities, Inc. (“US Tiger”) is acting as sole underwriter for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. legal counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. legal counsel to US Tiger.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 related to the Offering, as amended (File No. 333-281167), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on September 30, 2024. The offering of the securities is being made only by means of a prospectus forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained, when available, by visiting the SEC’s website located at http://www.sec.gov or by contacting US Tiger Securities, Inc. at 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Founder Group Limited

Founder Group Limited is a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. The Company’s primary focus is on two key segments: large-scale solar projects and commercial and industrial (C&I) solar projects. The Company’s mission is to provide customers with innovative solar installation services, promote eco-friendly resources and achieve carbon-neutrality.

For more information on the Company, please log on to https://www.founderenergy.com.my/.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events, including but not limited to, the Company’s proposed Offering. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact Information:

Founder Group Limited Contact:

Eric Lee

Chief Executive Officer

Telephone +03-3358 5638

Email: ericlee@founderenergy.com.my

Underwriter Inquiries:

US Tiger Securities, Inc.

437 Madison Avenue, FL 27

New York, NY 10022

Email: ECM@ustigersecurities.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com